

September 17, 2014

Via E-mail
Dr. Lu Zengxiang
Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Bejing 100085
People's Republic of China

> **Re: China Digital TV Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **File No. 001-33692**

Dear Dr. Lu Zengxiang:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 68

1.   Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs (or PRC operating subsidiary). This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

<u>Consolidated Financial Statements for the Years Ended December 31, 2011, 2012 and 2013</u>

<u>Notes to Consolidated Financial Statements for the Years Ended December 31, 2011, 2012 and 2013</u>

<u>18. Share-Based Compensation</u>

<u>(a) Options granted by the company</u>

<u>Option exercise, page F-56</u>

2.   We note your disclosure on page F- 51 that the board determined that if any future dividend is declared by the Board of the Company on all Ordinary Shares of the Company, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each Ordinary Share. Tell us what consideration you have to the provisions of ASC 718-10-55-44 in determining the expected dividend rate assumption for your option grants. In this regard, we note that you used 9% for the Scheme XI and XII option grants.

<u>24. Statutory Reserves and Restricted Net Assets, page F-68</u>

3.   We note that the balance of restricted net assets was $92.7 million as of December 31, 2013, which appears to exceed 25% of the company's consolidated net assets. Tell us what consideration you gave to providing the schedule information required by Rule 5-04 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                    Sincerely,

                                    /s/ Stephen Krikorian

                                    Stephen Krikorian
                                    Accounting Branch Chief

cc: <u>Via E-mail</u>
        William Chua, Sullivan & Cromwell LLP